<u>MAIL STOP 3561</u>

August 4, 2005

Gerald J. Shields
President
Trend Technology Corporation
Suite 1020
510 Burrard Street
Vancouver, British Columbia
V6C 3A8 Canada

> **RE: Trend Technology Corporation**
> **Amendment No. 3 to Registration Statement on Form 10-SB12G**
> **Filed on June 14, 2005**
> **File No. 000-50978**
>
> **Form 10-KSB for the fiscal year ended March 31, 2005**
> **File No. 000-50978**

Dear Mr. Shields:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment one from our letter of May 25, 2005, which was a reissue of comment two from our letter of March 30, 2005. Please advise the staff with respect to the following information: (1) every public entity with which any principal, or any affiliate of either a principal or the company (specifically including Gerald Tuskey, William Ebert, Gerald Shields, Leonard MacMillan and Gerry Diakow) has been or is associated with, including but not limited to such principal's or affiliate's involvement as a principal, accountant, attorney, consultant, shareholder (if the company was a development stage company when it went public), or promoter; (2) specify for each such entity the nature and extent of the principal's or affiliate's involvement; (3) indicate for each such entity whether or not a principal or affiliate of either a principal or the company was in any way involved in an offering of securities by such entity and if so describe in reasonable detail the extent and nature of such involvement; (4) for each such entity whether or not such entity is or was subject to Rule 419 or otherwise qualifies or qualified as a "blank check" company; (5) for each such entity whether or not such entity was involved in any merger transaction, including but not limited to a "reverse merger" transaction as well as any principal's or affiliate's role in such transaction(s); and (6) whether any principal or any affiliate of either a principal or the company has ever acted as a broker or dealer in any transaction, and if so describe such activities.

   We note that your counsel's response appears to be framed primarily in reference to his and Mr. Shields' role as lawyers and that he states that the "exact nature of the work done for each client is either available on the public record through EDGAR or is a matter of attorney/client privilege." Please note that, with respect to Messrs. Tuskey and Shields our comment was not limited to their activities as lawyers and that we are requesting you to present such information, not simply to advise that it is a matter of "public record."

   Additionally, we note that upon first review, at least one of the listed entities has undergone a merger that is not noted in your response. In addition to those items requested previously, as reproduced above, please supply dates for all activities described in your response. We are only interested in those companies incorporated in the United States and/or quoted on a United States listing service or exchange.

   In order to avoid the reissue of this comment, please provide a complete response to each of the individual items requested. If you believe your counsel's letter has addressed each item within our previously issued comments, please provide a copy of such response within your next letter, annotated to show where each item contained in comment one from our letter of May 25, 2005 is addressed.

2. We reissue our prior comment two from our letter of May 25, 2005, which was a reissue of comment three from our letter of March 30, 2005. Revise your disclosure to indicate whether the company will to enter into a merger or acquisition with another entity or company within the foreseeable future. We note your counsel's response that "It is impossible for the Company to make a definitive statement that it will <u>never</u> enter into a merger or acquisition with a non-mining entity" (emphasis in original). However, that would not appear to be entirely accurate, as the Company is in a position to affirm such a statement if it is true. We note statements made by at least four other companies associated with Messrs. Tuskey, Ebert, and Shields (Triple 8 Development Corp., Fidelity Capital Concepts Ltd., Cascadia Capital Corp., and Lions Gate Investment Ltd.), especially with respect to such companies then-present plans to merge, and the dates of such companies' subsequent merger activities.

3. In connection with the immediately preceding comment, please disclose, if true, that no agent or representative of the registrant has taken any measure, direct or indirect, to locate a target non-mining business at any time, past or present. If any party, affiliated or unaffiliated with the registrant, has approached you with a possible candidate or candidates, then so disclose or advise the staff. Please note that, in particular, we are not seeking simply whether a potential business combination candidate has been selected but, rather, are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the registrant or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the registrant. We may have further comment.

<u>Directors, Executive Officers, Promoters and Control Persons, page 21</u>

4. We reissue comment six from our letter of May 25, 2005. The address you have provided for Mr. MacMillan appears to be a branch of "Mailboxes, Etc." If true, please disclose that such address is located at "Mailboxes, Etc."

<u>Part II</u>

<u>Recent Sales of Unregistered Securities, page 22</u>

5. We reissue comment eight from our letter of May 25, 2005. We note you indicate that the company issued all of its 9,902,300 shares on March 31, 2004. We also note that the company was incorporated on February 16, 2001 and has conducted business since March 2003. Please provide the staff with a legal analysis under Nevada law as to how the company conducted business prior to the company issuing shares on

March 31, 2004. We note the conclusory response provided by counsel that "there is no legal impediment under Nevada law or under general corporate law to a company conducting a business before it issues shares." However, such statement does not appear to reconcile with the provisions of the Company's Articles of Incorporation and Bylaws which appear to require shareholder action.

Form 10-KSB for the fiscal year ended March 31, 2005

Plan of Operations
Phase 2 Geophysical Surveying

6. We note that your prior Form 10-SB indicated that the phase two exploration program was scheduled for completion by the end of June 2005. We note in the Form 10-KSB that the phase two exploration will be undertaken in the summer of 2005. Revise to indicate why the phase two exploration program has been postponed and also indicate the current status of the phase two exploration program. We may have further comment.

7. As required by section 210.2-05 of Regulation S-X, please file the report of the former accountants in an amendment to the Form 10-KSB.

Change of Accountants

8. Please file an Item 4.01 Form 8-K immediately to disclose the company's change of accountants, as mentioned in Item 14 of your March 31, 2005 Form 10-KSB. We believe that the merger of an accounting firm constitutes a change of accountants. Item 304 of Regulation S-B describes the disclosures required by Item 4.01 of Form 8-K. Please file a letter from your former accountant stating whether the accountant agrees with your Item 304 disclosure, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-B.

9. In addition, please revise the disclosures in Item 8 of your March 31, 2005 Form 10-KSB to conform to the above comment.

Executive Compensation

10. Revise your Summary Compensation Table to identify, in a footnote, the compensation paid to Gerry Diakow.

Closing Comments

As appropriate, please amend your registration statement along with your 1934 Act filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or to David Link, who supervised the review of your filing, at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald Tuskey, Esq.
         Fax (604) 688-4933